                                                                  EXHIBIT (c)(9)


                                                        COPY
                                                      RECEIVED
                                                      AND FILED
                                                  FEB 17 9:23 AM '98
                                                    Lance S. Wilson
                                                         Clerk
SCHRECK MORRIS
STEVE MORRIS
MATTHEW McCAUGHEY
1200 Bank of America Plaza
300 South Fourth Street                           By____________________
Las Vegas, Nevada 89101                                   DEPUTY
(702) 474-9400

HOWARD, DARBY & LEVIN
C. WILLIAM PHILLIPS
DANIEL M. MANDIL
ADAM B. SIEGEL
DAVID H. HOFFMAN
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000

Attorneys for Plaintiff Computer Associates International, Inc.



                          UNITED STATES DISTRICT COURT
                               DISTRICT OF NEVADA


--------------------------------------- x

COMPUTER ASSOCIATES                     :
INTERNATIONAL, INC.,
                                        :
                     Plaintiff,
                                        :
                     v.
                                        :            CV-S-98-00278-LDG (RLH)
COMPUTER SCIENCES
CORPORATION,                            :
                     Defendant.
--------------------------------------- x




                 COMPUTER ASSOCIATES' BRIEF IN SUPPORT OF MOTION
             FOR EXPEDITED HEARING ON CLAIMS FOR DECLARATORY RELIEF
                    AND ON THE MERITS OF THE RELIEF REQUESTED

                                TABLE OF CONTENTS
                                                                                          Page
Preliminary Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

Statement of Facts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

                Computer Associates' Cash Tender Offer to Acquire CSC . . . . . . . . . . . 6

                CSC's Anti-Takeover Devices   . . . . . . . . . . . . . . . . . . . . . . . 7

                        1.    The Director Replacement Proposals  . . . . . . . . . . . . . 8

                        2.    The Anti-Entrenchment Proposals   . . . . . . . . . . . . . . 9

                The Need for a Declaratory Judgment   . . . . . . . . . . . . . . . . . .  10

                        1.    Amendment of the Bylaws   . . . . . . . . . . . . . . . . .  10

                        2.    The Removal of Directors  . . . . . . . . . . . . . . . . .  11

                        3.    Replacement of Directors  . . . . . . . . . . . . . . . . .  12

Argument    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

Point I                 A Majority of Stockholders May Amend the Bylaws   . . . . . . . .  14

Point II                Two-thirds of the Stockholders May Remove a
                        Sufficient Number of Directors to Designate a
                        Majority of the Board   . . . . . . . . . . . . . . . . . . . . .  15

                A.      Nevada Protects the Right of Stockholders to
                        Remove Directors Without Cause  . . . . . . . . . . . . . . . . .  16

                B.      The Statutory Limitation upon Removal is Designed
                        to Protect Cumulative Voting  . . . . . . . . . . . . . . . . . .  17

Point III               The Stockholders May Fill Vacancies Caused by the
                        Removal of Directors  . . . . . . . . . . . . . . . . . . . . . .  22

Point IV                CSC May Not Select the Record Date for Computer
                        Associates' Solicitations   . . . . . . . . . . . . . . . . . . .  25

Conclusion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

                              TABLE OF AUTHORITIES

                                                                                                            PAGE
  CASE

  Aetna Life Ins. Co. v. Haworth,
    300 U.S. 227 (1937) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

  Campbell v. Loew's, Inc.,
    134 A.2d 852 (Del. Ch. 1957)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13,23

  Central Montana Elec. Power Cooperative, Inc. v. Bonneville Power Admin.,
    840 F.2d 1472 (9th Cir. 1988)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

  Chan v. Society Expeditions, Inc.,
    123 F.2d 1287 (9th Cir. 1997)
    cert. dismissed, 1998 WL 43162 (Feb. 5, 1998)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

  DiEleuterio v. Cavaliers of Delaware, Inc.,
    No. 8801, 1987 Del. Ch. LEXIS 381 (Del. Ch. 1987)   . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

  Edgar v. MITE, 457 U.S. 624 (1982)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

  Edmond v. United States,
    117 S.Ct. 1573 (1997)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

  Hilton Hotels Corp. v. ITT Corp.,
    978 F. Supp. 1342 (D. Nev. 1997)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4, 16, 20

  Maryland Casualty Co. v. Pacific Coal & Oil Co.,
    312 U.S. 270 (1941) . . . . . . . . . . . . . . . . . . . .  . . . . .  . . .  . . . . . . . . . . .       14

  Moon v. Moon Motor Car Co.,
    151 A. 298 (Del. Ch. 1930)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

  In re Rogers Imports, Inc.,
    116 N.Y.S.2d 106 (Sup. Ct. 1952)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

  Scott County Tobacco Warehouses, Inc. v. R.J. Harris,
    201 S.E.2d 780 (1974)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

  Shoen v. AMERCO,
    885 F. Supp. 1332 (D. Nev. 1994)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4,20

  Wolfson v. Avery,
    126 N.E.2d 701 (1955)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  n. 1

STATUTES

Conn. Gen. Stat. Section 33-742(c)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21

Del. Code Ann. Tit. 8, Section 141(k)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17

Del. Code. Ann. Tit. 8, Section 223   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23

Nev. Rev. Stat. Section 78.320  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24-25

Nev. Rev. Stat. Section 78.335  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . passim

Nev. Rev. Stat. Section 78.350  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,25

Nev. Rev. Stat. Section 78.360  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17

Nev. Rev. Stat. Section 78.3789 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

Nev. Rev. Stat. Section 78.3790   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8-9

Nev. Rev. Stat. Section 78.411  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

28 U.S.C. Section 2201        . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,13

Fed. R. Civ. P. 57      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,13

OTHER AUTHORITIES

Black & Kraakman, A Self-Enforcing Model of Corporate Law,
     109 Harv. L. Rev. 1911 (1996)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . n.3

Cumulative Voting - Removal, Reduction and Classification of Corporate Boards,
     22 U. Chi. L. Rev. 751 (1955)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   n.3

Cumulative Voting, Yesterday and Today: The July 1986 Amendments to Ohio's
     Corporation Law, 55 U. Cin. L. Rev. 1265 (1987)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18, n.3

Gordon, Institutions as Relational Investors:
     A New Look at Cumulative Voting, 94 Colum. L. Rev. 124 (1994)   . . . . . . . . . . . . . . . . . . . . . .  . . .  n.1

2 Model Business Corporation Act Ann.
   (3d ed. Of Supp. 1996)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16-17,19,21

 Williams, Cumulative Voting.
   Harv. Bus. Rev. 108 (May - June 1955). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18

          Plaintiff Computer Associates International, Inc. ("Computer Associates") submits this brief pursuant to 28 U.S.C. Section 2201 and Rule 57 of the Federal Rules of Civil Procedure. Computer Associates seeks an expedited declaration that the Bylaws of Computer Sciences Corporation ("CSC") and relevant Nevada statutes do not prohibit CSC's stockholders from replacing its directors. Removal and replacement of these directors will allow the stockholders to decide whether to accept a $9 billion cash tender offer made by Computer Associates to acquire all of CSC's outstanding stock.

                              Preliminary Statement


          Computer Associates has commenced a tender offer to acquire CSC for $108 per share (the "Offer"). This price represents a substantial premium over the market price of the stock before Computer Associates' proposal was made public. Investors have greeted the Offer with enthusiasm, buying up CSC stock in heavy trading.

         Notwithstanding the investors' enthusiastic response to the premium offered by Computer Associates, CSC has spurned the Offer and has refused to negotiate further. Instead, CSC top management is searching for means to block the Offer, including employing various anti-takeover devices that, if not removed, could block the Offer completely. If management's efforts succeed, CSC stockholders will be deprived of the opportunity to decide, for themselves whether to accept Computer Associates' Offer.

         Computer Associates has begun to solicit written consents and proxies to put in the hands of its stockholders the decision on CSC's future. The primary purpose of this solicitation is to replace a majority of CSC directors with a slate that will support the power of the stockholders to decide CSC's fate.

         Computer Associates seeks the written consent of two-thirds of CSC stockholders to remove a sufficient number of directors for Computer Associates to designate a majority of the board. Further, Computer Associates seeks the written consent of a majority of CSC stockholders to fill the vacancies caused by these removals with a slate of directors who will allow the stockholders to decide for themselves whether to accept Computer Associates' Offer. Computer Associates also seeks agent designations to call a special meeting of stockholders for the purpose of removing directors, should it fail to obtain sufficient written consents to remove a majority of directors. Finally, Computer Associates seeks to ensure that, if it fails to remove a majority of directors by written consent or by a special meeting, CSC cannot delay its annual meeting, to be held in August 1998, according to the CSC Bylaws (the "Bylaws"), at which time the stockholders will vote on all directors.

         Computer Associates has embarked upon this course in the good faith belief that it is supported by the Bylaws and Nevada corporate law. There are, however, certain questions of interpretation under the Bylaws and applicable law regarding the course of action Computer Associates proposes to take. Computer Associates asks the Court to determine definitively the legality of this course of action. These issues are ripe for determination and in need of speedy resolution, before the current CSC Board implements other defensive measures to deprive the stockholders of their right to pass on the merger proposal. Uncertainty in the exercise of stockholder rights damages all of the parties, and delay threatens to nullify the Offer. As the United States Supreme Court has recognized, time is critical in battles for corporate control. See Edgar v. MITE, 457 U.S. 624, 637 (1982).

         Computer Associates asks the Court promptly to declare that

         (1) Article VIII Section 1 of the Bylaws permits a vote or consent of a majority of the outstanding voting shares of CSC to amend the Bylaws;

         (2) Article II Section 7 and Article III Section 2 of the Bylaws permit Computer Associates, with the vote of two-thirds of the outstanding voting shares of CSC, to remove a sufficient number of directors to designate a majority of the Board;

         (3) Computer Associates' proposal to determine the directors to be removed complies with Article III Section 2 of the Bylaws and
                  Section 78.335 of the Nevada Revised Statutes;

         (4) Article III Section 2 of the Bylaws and Section 78.335 of the Nevada Revised Statutes permit a majority of CSC stockholders to fill vacancies of removed directors or additional seats on the board by written consent; and

         (5) Nevada Revised Statute Section 78.350 does not allow CSC to set the record date for determining stockholders entitled to give written consents and agent solicitations.

         As this Court said in Hilton Hotels Corp. v. ITT Corp., "the right of shareholders to vote for the members of the board [of directors] ... underlies the concept of corporate democracy." 978 F. Supp. 1342, 1347 (D. Nev. 1997) (citing Shoen v. AMERCO, 885 F. Supp. 1332, 1340-42(D. Nev. 1994)). By issuing the declarations described above, this Court will ensure that CSC's stockholders are accorded the full measure of participation in CSC's affairs guaranteed by the Bylaws and Nevada corporate law.

                               Statement of Facts

         Computer Associates is a leading designer and developer of standardized computer software for use with desktop, midrange and mainframe computers. Its products include a broad range of business software used in financial, human resource, manufacturing, distribution and banking systems applications, and desktop computer software. Computer Associates is a Delaware corporation with its headquarters in Islandia, New York.

         CSC is a leader in the information technology services industry. The Company specializes in the application of advanced and complex information technology - including the software developed and manufactured by Computer Associates - and offers an array of professional services to industry and government. CSC is a Nevada corporation with its headquarters in El Segundo, California.

         In December 1997, Computer Associates management contacted CSC's Chairman and Chief Executive Officer, Van B. Honeycutt, to determine whether CSC would be interested in pursuing a business combination with Computer Associates. As Computer Associates' President and Chief Operating Officer Sanjay Kumar later noted in a letter to Honeycutt,

         The combination of CA's strength in software and CSC's services capabilities, together with our collective personnel, would create the perfect model for the next generation of information technology solutions provider that will lead our industry into the next millennium.

February 10, 1998 Letter (attached to the Complaint as Exhibit A). However, after meetings and discussions with top management, Honeycutt reported that CSC had no interest in pursuing such a combination.

         In the February 10 letter, Computer Associates offered to purchase all shares of CSC common stock for $108 per share in cash. Computer Associates released the letter to the public on February 11. The reaction of the stock market was dramatic, as CSC investors rushed to demand more stock upon the news of the Offer.

Computer Associates' Cash Tender Offer to Acquire CSC

         On February 17, Computer Associates announced its intention to commence a tender offer pursuant to which Computer Associates seeks to acquire all of the outstanding shares of CSC stock at $108 per share. The total value of the transaction is approximately $9 billion. Computer Associates intends, as soon as practicable following consummation of the Offer, to propose and seek to have CSC consummate a merger or similar business combination with Computer Associates or a direct or indirect wholly-owned subsidiary thereof.

         Computer Associates' Offer is clearly in the best interests of CSC's stockholders. It is a fully financed, all cash offer, available to all CSC stockholders, for all outstanding shares. It is not "front-end loaded" or otherwise coercive in nature. The Offer provides CSC stockholders with the opportunity to realize a substantial premium over the market price of their shares prior to the announcement of Computer Associates' Offer.

CSC's Anti-Takeover Devices

          Computer Associates' Offer is conditioned upon, inter alia, (a) redemption, invalidation or inapplicability of the CSC "poison pill"; and (b) approval of the acquisition of shares pursuant to the Nevada Business Combination Statute, Nev. Rev. Stat. Section 78.411 et seq., or the inapplicability of the statute. These two conditions refer to anti-takeover devices available to CSC that, if not removed or rendered inapplicable, will block the Offer completely, depriving CSC stockholders of the opportunity to accept Computer Associates' Offer.

         The decision whether to use these anti-takeover devices lies, in the first instance, with the CSC Board of Directors - the Board has the power to redeem the "poison pill" and to approve the acquisition, thereby rendering the Business Combination Statute inapplicable. If the Board refuses to take these actions, the stockholders must be given the opportunity to exercise their rights under CSC's charter, Bylaws and Nevada law to replace current directors on the board with a majority who, consistent with their fiduciary obligations, will support Computer Associates' Offer.

         CSC management has rebuffed Computer Associates' attempt to explore a business combination with CSC and can be expected to resist Computer Associates' Offer. Because CSC's anti-takeover devices will preclude CSC stockholders from accepting Computer Associates' Offer, Computer Associates has embarked upon a consent solicitation and proxy campaign to replace current CSC directors with a majority of directors who will support Computer Associates' Offer.

         In preliminary solicitation materials filed on February 17 with the Securities and Exchange Commission ("SEC"), Computer Associates has described its plans to ensure that CSC stockholders have the opportunity to decide upon Computer Associates' Offer. Computer Associates intends to pursue two sets of proposals: the Director Replacement Proposals and the Anti-Entrenchment Proposals.

         1. The Director Replacement Proposals. By these proposals, Computer Associates seeks to replace the current CSC directors with directors who will allow stockholders to decide whether to accept the Offer. For this purpose, Computer Associates intends to solicit written consents and proxies from CSC stockholders:

         (a) to amend the Bylaws to establish that CSC stockholders may, by written consent, take any action that they could take at a stockholders' meeting;

         (b) to remove all of the existing directors from the board, or as many directors as may be removed by the percentage of stockholders who execute written consents or vote in favor of removal; and

         (c) to fill the vacancies created by removal with directors who are committed to allowing CSC stockholders to choose freely whether to accept the Offer.

          Computer Associates intends to enact the Director Replacement Proposals by soliciting the written consents of a sufficient number of CSC stockholders, pursuant to Bylaws Article VIII Section 1 (requiring a majority of outstanding shares to amend the Bylaws) and Article III Section 2 (requiring 2/3 of outstanding shares to remove directors). Both provisions allow CSC stockholders to act by written consent in lieu of a meeting.

          Computer Associates also seeks to call a Special Stockholders' Meeting, pursuant to Bylaws Article II Section 3, which allows the holders of a majority of CSC shares to call such a meeting, and pursuant to Nevada Revised Statutes Sections 78.3789 and 78.3790, which allows for a potential acquirer of more than 20% of outstanding stock to call a statutory special meeting. At this meeting, Computer Associates will seek to enact the

Director Replacement Proposals in the event that it fails to garner sufficient written consents to enact the proposals.

         2. The Anti-Entrenchment Proposals. In the preliminary solicitation materials filed with the SEC, Computer Associates also seeks to adopt certain Anti-Entrenchment Proposals. These proposals are designed to take away the power of the board to delay the Company's Annual Meeting, at which all directors are subject to election, in the event that the Director Replacement Proposals are not adopted by a sufficient number of CSC stockholders. For this purpose, Computer Associates intends to solicit written consents and proxies from CSC stockholders:

         (a) to prevent the board from delaying the 1998 Annual Meeting to a date later than August 10, 1998, except for delays of not more than thirty days for extraordinary circumstances beyond the Board's control;

         (b) to adopt a "Stockholder Protection Bylaw" that would require a vote of a quorum of all of the directors in office or a vote of the stockholders to approve certain "Defensive Actions" by the Board, including any action by the Board to frustrate the stockholder franchise in deciding whether to accept Computer Associates' Offer, and

         (c) with certain exceptions, to repeal any Bylaws adopted by the Board since February 17, 1998.

          Computer Associates is simultaneously pursuing these alternative methods to provide CSC stockholders with the means to decide whether to accept the Offer at the earliest possible date. Thus, in the event that Computer Associates fails to implement the Director Replacement Proposals by written consents, then Computer Associates will call a special stockholders meeting pursuant to Article II Section 3 and Nevada Revised Statutes Section 78.3790. If for any reason it is determined that a special stockholders' meeting is unavailable to achieve these goals, Computer Associates will seek to replace CSC directors with a majority of directors who support the Offer at the August CSC annual meeting, and will seek to prevent CSC management from adjourning that meeting.

The Need for a Declaratory Judgment

         Computer Associates seeks a declaration to resolve the following issues under the Bylaws:

          1. Amendment of the Bylaws. Computer Associates seeks written consents from holders of a majority of CSC shares of common stock to accomplish the bylaw amendments outlined above. The Bylaws themselves describe two possible ways that stockholders may act by consent. Article VIII Section 1 of the Bylaws authorizes such amendment "by the affirmative vote or written consent of a majority of the outstanding shares of this corporation, except as otherwise provided ... in these By-laws." Article II Section 10 of the By-laws currently allows the stockholders to take any action without a stockholders' meeting (except the election of directors) upon the written consent of stockholders holding at least three-fourths of the outstanding stock.

          Computer Associates seeks a declaration that the appropriate standard for amendments to the Bylaws by written consents is that set forth in the more specific provisions of Article VIII Section 1 - empowering CSC stockholders to amend the Bylaws by written consents from holders of a majority of shares - and not that set forth in the general provision of Article II Section 10, which requires consent of holders of three-fourths of the shares, but makes no specific reference to bylaw amendments.

         2. The Removal of Directors. Computer Associates seeks a declaration that two-thirds of the stockholders may remove a sufficient number of existing directors to enable the stockholders to designate a majority of the board, and that its proposal for determining which directors will be removed complies with the Bylaws and Nevada statutes.

          (a) Under Article III Section 2 of the Bylaws and under Section 78.335 of the Nevada Revised Statutes, the holders of two-thirds of the outstanding CSC common stock may remove a director by vote or by written consent. Carved out from this general right of removal, however, is the limitation that no single director may be removed "except upon the vote of stockholders owning sufficient shares to have prevented his election to office in the first instance." Nev. Rev. Stat. Section 78.335(a).

          Article III Section 2 and Section 78.335(a) are worded in terms of the level of support needed to remove a single director. Therefore, there is a question of interpretation regarding the level of support needed to remove all or a majority of the directors. That answer is found in the purpose of the exception: as explained below, the statute and parallel Bylaw section are designed to protect the scheme of cumulative voting for directors, which allows minority stockholders to gain representation on the Board of Directors. The cumulative voting exception thus prevents a stockholder holding two-thirds of the stock from removing all of the directors, but it does not confer upon a minority stockholder the right to retain more directors than it has the power to elect.

         Computer Associates seeks a declaration to clarify that this limitation only protects from removal the number of directors that a minority could have elected. Thus, for example, if two-thirds of CSC stockholders execute a written consent to remove directors, a sufficient number of directors will be removed to enable such stockholders to designate a majority of the board. A contrary interpretation goes beyond the purpose of the cumulative voting exception and allow minority shareholders to preserve more board seats than they could gain through cumulative voting rights:

         (b) Computer Associates also seeks a declaration that its proposal for the removal of directors complies with Article III Section 2 of the Bylaws and
Section 78.335 of the Nevada Revised Statutes. Computer Associates proposes to remove the entire Board of Directors. However, if Computer Associates fails to solicit sufficient support to remove the entire board, it seeks to remove as many directors as possible in fight of the percentage of stockholders approving its proposal to remove directors. In this way, Computer Associates proposes to preserve the number of directors that would have been elected by those who do not approve of the removal proposal.

         In the event that Computer Associates fails to obtain sufficient stockholder support to remove all of the directors, Computer Associates proposes that the Board determine the identity of the directors who will be removed. Thus, for example, assuming that six of the existing directors are removed, the identity of those six would be determined in the first instance by the board of directors. If the Board fails to make this determination within one week of the adoption of the removal proposal, then the directors shall be removed in order of ascending number of votes received by each director at the Company's last annual meeting of stockholders.

         3. Replacement of Directors. Computer Associates seeks to fill the vacancies created by the removal of directors with a majority of directors who will support the Offer and will allow CSC stockholders the right to decide upon its merits. Section 78.335 of the Nevada Revised Statutes and Article III
Section 2 of the Bylaws provide that board vacancies may be filled by a majority of the remaining directors (emphasis added).

This language does not trump the stockholders' right to fill vacancies created by removal of directors. Indeed, courts interpret narrowly any incursion into the inherent powers of the stockholders to fill board vacancies. See Campbell v. Loew's. Inc., 134 A.2d 852, 857 (Del. Ch. 1957); Moon v. Moon Motor Car Co., 151
A. 298, 301-302 (Del. Ch. 1930). Computer Associates seeks confirmation that the stockholders may fill such vacancies on the Board.

                                    Argument

         The Declaratory Judgment Act, 28 U.S.C. Section 2201, authorizes federal courts to make prospective declarations regarding "the rights and other legal relations of any interested party" such as those sought in this action. The purpose of the Act is to permit litigants the opportunity to have rights, liabilities and other legal relationships clarified in as expeditious and inexpensive as manner as possible. Central Montana Elec. Power Cooperative. Inc, v. Bonneville Power Admin., 840 F.2d 1472, 1475 & n.1 (9th Cir. 1988). Indeed, Federal Rule of Civil Procedure 57 specifically provides that "[t]he court may order a speedy hearing of an action for a declaratory judgment and may advance it on the calendar."

         Here, CSC has made plain its rejection of Computer Associates' Offer and its intent to stop Computer Associates' takeover attempts. Because of CSC's antitakeover devices, the only recourse for Computer Associates is to submit its proposal to CSC stockholders, the owners of the Company. If the stockholders want to sell their company to Computer Associates for $108 per share, they should be permitted to do so. Whether they will have that opportunity depends upon the Court's interpretation of the Bylaws and Nevada statutes.

              Speedy resolution of the action will determine conclusively the rights of Computer Associates and CSC under the Bylaws and will permit Computer Associates to proceed with its tender offer free of any uncertainty as to stockholder rights. A speedy determination will serve the interests of all parties in allowing a quick determination whether CSC stockholders wish their Company to merge with Computer Associates. Given the real conflict that the Court can resolve conclusively and with great utility to all parties, declaratory judgment is appropriate. See Maryland Casualty Co. v. Pacific Coal & Oil Co., 312 U.S. 270, 273 (1941); Aetna Life Ins. Co. v. Haworth, 300 U.S.
227, 241 (1937).

                                     Point I

                           A MAJORITY OF STOCKHOLDERS
                              MAY AMEND THE BYLAWS.

               Computer Associates seeks a declaration that the Bylaws may be amended by the written consent of the holders of a majority of common stock.
Article VIII Section 1 of the Bylaws specifically authorizes such amendment
"by the affirmative vote or written consent of a majority of the outstanding shares of this corporation, except as otherwise provided ... in these By-laws." However, Article II Section 10 of the Bylaws currently states:

               Any action, except election of directors, which may be taken by a vote of the stockholders at a meeting, may be taken without a meeting and without notice if authorized by the written consent of stockholders holding at least three-fourths of the voting power.

               There is no conflict between these provisions. Article VIII
Section 1 specifically empowers a majority of the stockholders to amend the Bylaws by written consents; nothing in Article II Section 10 contradicts this specific provision. Article II Section 10 merely provides a general authorization for shareholder action by written consent of three-fourths of the voting shares if there is no more specific provision for shareholder action by written consent. Such specific provisions exist not only in Article VIII Section 1, dealing with bylaw amendments, but also in Article III Section 2, which allows removal by written consent of two-thirds of the voting shares.

         A contrary interpretation renders Article VIII Section 1 meaningless: the majority requirement to amend by written consent is useless if superseded by a three-fourths requirement for written consents generally. Moreover, Article II
Section 10 establishes a specific exception for the election of directors - the very subject of the proposed Bylaw amendment that Computer Associates proposes to pass.

         It is a standard rule of statutory construction that more specific provisions directly addressing a point at issue control over more general ones that do not directly address the point. Edmond v. United States, 117 S.Ct.
1573, 1578 (1997); Chan v. Society Expeditions. Inc., 123 F.2d 1287, 1296 (9th
Cir. 1997), cert. dismissed 1998 WL 43162 (Feb. 5, 1998). Article VIII Section 1 specifically addresses amendment by consent, while Article II Section 10 only generally addresses the consent procedure. In this case, the former provision should prevail.

                                    Point II
                          TWO-THRDS OF THE STOCKHOLDERS
                   MAY REMOVE A SUFFICIENT NUMBER OF DIRECTORS
                      TO DESIGNATE A MAJORITY OF THE BOARD.

         Computer Associates seeks a declaration that if a two-thirds supermajority of CSC stockholders votes to replace a sufficient number of directors to designate a majority of the board, it should be entitled to actually replace those directors. This result is required by principles of corporate democracy and is fully consistent with the protection of minority stockholders embodied in the Nevada and CSC cumulative voting provisions. See Hilton Hotels Corp. v. ITT Corp., 978 F. Supp. at 1347.

         A. Nevada Protects the Right of Stockholders to Remove Directors Without Cause.

         Nevada gives stockholders the power to remove directors without cause, but only if a two-thirds supermajority of the voting power of issued and outstanding shares votes to do so. Nev. Rev. Stat. Section 78.335(l). Allowing the stockholders to remove directors without cause (contrary to the common law rule protecting directors from such removal) implements the basic principle of corporate democracy that "since the shareholders are the owners of the corporation, they should normally have the power to change the directors at will." Official Cmt. to Model Business Corporation Act ("MBCA") Section 8.08
(1984), in 2 MBCA Annotated 8-70 (3d ed. 1996 Supp.); see also id. (this provision "reverses the common law position that directors have a statutory entitlement to their office and can be removed only for cause"); Scott County Tobacco Warehouses, Inc. v. R.J. Harris, 201 S.E.2d 780, 783 (1974). Nevada's commitment to the stockholders' power to remove directors without cause is particularly strong. Unlike the Model Business Corporation Act, which gives the corporation discretion whether to confer this power on the stockholders, the Nevada statute makes it mandatory. Cf MBCA Section 8.08(a) ("The shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause.").

         To be sure, Nevada law also restricts the exercise of this power by placing an extra burden upon stockholders who seek to remove directors - a two-thirds supermajority requirement. Of the 48 states with director-removal statutes, only Nevada, Maine and Montana have such a supermajority requirement. 2 MBCA Annotated 8-75; cf, Del. Code Section 141 (k) (majority requirement). Of those three states, only Nevada explicitly gives corporations the power to increase this two-thirds supermajority percentage. 2 MBCA Annotated 8-75; Nev. Rev. Stat. Section 78.335(l)(b) ("The articles of incorporation may require the concurrence of a larger percentage of the stock entitled to voting power in order to remove a director.").

         In sum, Nevada's removal statute both ensures that stockholders can regain control of the corporation by allowing them to remove directors without cause, while ensuring the responsible exercise of this power by requiring a two-thirds (or more) supermajority. Notably, CSC has not elected to increase the supermajority requirement beyond two-thirds. See CSC Bylaws Art. III, Section 2. If the CSC stockholders achieve this supermajority in favor of removal, they have the right to remove a sufficient number of the CSC directors to designate a majority to the board.

         B. The Statutory Limitation upon Removal Is Designed to Protect Cumulative Voting.

         Nevada allows corporations to provide for cumulative voting in the election of directors, Nev. Rev. Stat. Section 78.360(l), and CSC has done so, CSC Bylaws Art. II, Section 7. The purpose of cumulative voting is to give equal treatment to both majority and minority shareholders, by giving both majority and minority shareholders the ability to achieve proportional representation on the Board.

         In essence, cumulative voting is designed to permit stockholder groups to elect directors in rough proportion to their shares of stock.

Williams, Cumulative Voting, Harv. Bus. Rev., May-June 1955, at 108, 109. The historical development of the cumulative voting movement confirms that the goal was proportional representation for both majority and minority shareholders. See, e.g., Comment, Cumulative Voting, Yesterday and Today: The July, 1986 Amendments to Ohio's General Corporation Law, 55 U. Cin. L. Rev. 1265, 1272
(1987):

         Proponents of the mandatory right [to cumulative voting] asserted the traditional argument that cumulative voting was necessary to protect the interests of minority shareholders in proportion to their stock ownership. They asserted that the right did not threaten majority control because upon notice of a shareholder's intent to cumulate votes, the majority could retain control of the board by doing likewise.

(Emphasis added.)(1)

         Nevada's cumulative-voting removal provision, which is essentially the same as the provision in the Model Business Corporation Act, protects the rights of the minority to representation on the board, providing that:

         In the case of corporations which have provided in their articles of incorporation for the election of directors by cumulative voting, no director may be removed from office under the provisions of this section except upon the vote of



____________________

(1)      See also Wolfson v. Avery, 126 N.E.2d 701, 708-09 (1955) (at 1870
Illinois constitutional convention - the birth of cumulative voting for corporate directors - purpose behind cumulative voting movement was proportional representation); Gordon, Institutions as Relational Investors: A New Look at Cumulative Voting, 94 Colum. L. Rev. 124, 142 (1994) ("The objective [of those in favor of cumulative voting] was to protect minority interests against overreaching by a majority, particularly in circumstances in which representation on the board would give the minority the information necessary to police against fraud") (emphasis added).

         stockholders owning sufficient shares to have prevented his election to office in the first instance ....


Nev. Rev. Stat. 78.335(l)(a)(2). This provision is included almost verbatim in CSC's Bylaws. CSC Bylaws Art. III, Section 2. The Official Comment to the Model Business Corporation Act confirms that the purpose of this provision is the same as the purpose of cumulative voting in general - to preserve the integrity of the minority's right to proportional representation without disturbing the majority's right to proportional representation:

         This provision guarantees that a minority faction with sufficient votes to guarantee the election of a director under cumulative voting will be able to protect that director from removal by the remaining shareholders.

Official Cont. to MBCA Section 8.08, in 2 MBCA Ann. 8-71 (emphasis added).

         The protection of minority rights under cumulative voting extends only as far as necessary to preserve the right of the minority to maintain proportional representation on the Board. In other words, the limitation on the rights of two-thirds of the stockholders to remove directors does not create an additional "super-super majority" requirement where, for example, removal of three of six directors requires the vote of 90% of the stockholders. Such an interpretation would defeat the majority's right to


____________________

(2) The only non-stylistic difference between the Nevada and Model Act provisions is that Nevada's places the burden on the majority shareholders to votes necessary to remove the director, rather than requiring the minority shareholders to garner votes to block removal. Compare Nev. Rev. Stat. 78.335(l)(a) ("no director may be removed from office ... except upon the vote of stockholders owning sufficient shares to have prevented his election to office in the first instance") with MBCA Section 8.08(c) ("a director may not be removed if the number of votes sufficient to elect him under cumulative voting is voted against his removal").

proportional representation, thereby violating both the provision's basic purpose and the bedrock principle of shareholder voting rights that underlies corporate democracy.

         Indeed, the cases that address these provisions confirm the point. It has long been recognized that cumulative voting rights cannot survive without a corollary requirement that removal of directors also must be accomplished pursuant to cumulative voting principles. For instance, in In re Rogers Imports, Inc., 116 N.Y.S.2d 106, 107 (Sup. Ct. 1952), a corporation had enacted bylaws providing (1) that directors would be elected by cumulative voting, and (2) that individual directors could be removed by majority vote. The court held that the two bylaws could not coexist. As the court observed, "of what use would be the cumulative voting provision when, immediately after an election the majority stockholder could then remove the director without cause?" Id.

         Commentators also confirm that cumulative-voting removal provisions are a necessary corollary to cumulative-voting election provisions.(3) In fact, all 49 of the states that permit cumulative voting (as well as the Model Business Corporation Act) contain a cumulative-voting removal provision. See 2 MBCA Annotated 8-76 (citing Connecticut




____________________

(3) See Black & Kraakman, A Self-Enforcing Model of Corporate Law, 109 Harv. L. Rev. 1911, 1945 n.63 (1996) ("For mechanical reasons, a system with cumulative voting must restrict shareholder power to remove individual directors, but not the entire board. If directors could be removed individually, a majority shareholder could vote to remove a director elected cumulatively by a minority shareholder, and thus nullify the effect of cumulative voting."); Comment, Cumulative Voting, Yesterday and Today: The July, 1986 Amendments to Ohio's General Corporation Law 55 U. Cin. L. Rev. at 1272 & n.46 ("The power to remove directors is closely connected with the power to elect directors using cumulative voting. A majority group, through removal power, might nullify the cumulative voting right by simply removing individual directors elected by the minority"; Comment, Cumulative Voting - Removal, Reduction and Classification of Corporate Boards 22 U. Chi. L. Rev. 751, 752 (1955) ("A method exists for depriving the minority of its voice on the board even after it has elected its representative if the majority has the power to remove without cause.") (emphasis added).

and Massachusetts as states without such a provision; Connecticut actually has such a provision, Conn. Gen. Stat. Section 33-742(c), and Massachusetts does not allow cumulative voting); MBCA Section 8.08(c). As these authorities make clear, the purpose of cumulative voting removal provisions is to allow minority shareholders to protect minority directors. Its purpose is not to allow minority shareholders to protect all directors.

         Computer Associates' consent solicitation seeks exactly this - to remove directors from the "majority" portion of the board, not the "minority" portion of the board. Under Computer Associates' solicitation, a minority faction explicitly retains the right, proportional to its strength, to protect specific directors from removal. See supra at 12 (explaining the mechanics of Computer Associates' consent solicitation). Computer Associates simply seeks to ensure that majority shareholders are entitled to the same proportional representation as minority shareholders.

         Computer Associates' interpretation is also consistent with the language of Article III, Section 2 of the Bylaws and Section 78.335 of the Nevada Revised Statutes, as applied to an effort to remove more than one director. In an election to the board, the opponents of Computer Associates' removal and replacement effort would not be able to concentrate all their voting power in support of each of the existing members of the board, but would have to spread their votes among the board members whose seats they were seeking to preserve. If they spread their votes too thinly, Computer Associates, with consents or proxies from a majority of the voting shares, would be able to win the election for every board seat. Mathematically, if Computer Associates held consents for removal and replacement of existing board members from holders of two-thirds of the voting stock, the existing board members would only be able to hold onto three of their nine seats; and Computer Associates would be able to prevent the election of more than that number. This is the scheme of the statute that best preserves cumulative voting rights. It should be adopted by the Court.


                                    Point III

                       THE STOCKHOLDERS MAY FILL VACANCIES
                       CAUSED BY THE REMOVAL OF DIRECTORS.

         Computer Associates proposes to fill vacancies caused by removal with directors that support the rights of CSC stockholders to accept Computer Associates' Offer. Its proxy solicitation seeks the written consents of CSC stockholders to so fill the vacancies. Computer Associates therefore seeks a declaration that a majority of stockholders may fill vacancies caused by removal and may do so by written consent.

          1 . The language of the relevant Nevada statute and the Bylaws confirm the power of the stockholders to fill vacancies left by their removal of directors with designees of their choosing. Although Section 78.335 of the Nevada Revised Statutes and Article III Section 2 of the Bylaws provide that in the event of the removal of a director or directors, the majority of the remaining members of the CSC Board "may" fill such vacancies, neither the statute nor the Bylaws require that the remaining directors "shall" undertake this task. The use of the permissive "may" instead of "shall" indicates the intention of the legislature to authorize both the remaining Board members and the stockholders to fill these vacancies. CSC has not removed this authority from either group in its articles of incorporation.

         The distinction between "may" and "shall" with respect to the relative powers of directors and stockholders has long been recognized by Delaware law, which also provides that stockholders and directors share the power to fill vacancies on the Board. See Del. Code Ann. tit. 8, Section 223(l). Prior to 1949, the power to fill Board vacancies was vested solely in the remaining Board members, as the relevant statute provided that "[v]acancies shall be filled by a majority of the remaining directors." In 1949, the statute was amended, the word "shall" was replaced by "may," and the statute's reach was extended to newly-created directorships as well as vacancies. See DiEleuterio v. Cavaliers of Delaware, Inc., No. 8801, 1987 Del. Ch. LEXIS 381 at *5-*12 (Del. Ch. Feb. 9, 1987)
(explaining the history of the relevant Delaware statutes). In 1957, the Chancery Court considered whether shareholders had the power to fill newly created directorships, in light of the amended statute that provided that the directors "may" undertake this task. The Court held that the amendment was "not worded so as to make the statute exclusive. It does not prevent the stockholders from filing the new directorships." Campbell v. Loew's Inc., 134 A.2d 852, 857 (Del. Ch. 1957). Accordingly, the Court properly recognized that the use of the word "may" by the Delaware legislature designated the joint authority of the remaining directors and the stockholders to fill these positions.

         The Nevada legislature adopted Section 78.335, identical in relevant respects to the amended version of the Delaware statute, with the permissive "may," indicating its intent that the stockholders and the remaining directors both have the power to fill vacancies on the Board. The legislature chose not to vest this power solely in the remaining members of the Board; its choice controls.

         2. Nevada law also allows CSC stockholders to fill vacancies by written consent, without a meeting. Section 78.320 of the Nevada Revised Statutes provides that, unless prohibited in a corporation's articles of incorporation or bylaws, actions that may be taken at a meeting of stockholders may be accomplished by written consent from the stockholders. Written consents representing the requisite share of the corporation's voting power may accomplish whatever can be done at a meeting of stockholders holding the same share of voting power.

         Before giving effect to the amendment proposed by Computer Associates,
Article II Section 10 of the CSC bylaws alters the required proportion of stockholders needed for the corporation to act by written consent, but this difference does not apply to the election of directors. Section 10 provides that "[a]ny action, except election of directors, which may be taken by the vote of the stockholders at a meeting, may be taken without a meeting and without notice if authorized by the written consent of stockholders holding at least three-fourths of the voting power." The Bylaws thus increase the percentage of consents required from 50 to 75 percent for all actions except for the election of directors (and, by means of Article VIII Section 1, amendment of the Bylaws).

         The Bylaws' exception for the election of directors is necessary to preserve the scheme of cumulative voting for directors pursuant to Article II
Section 7 of the Bylaws. As stated in Nevada Revised Statutes Section 78.320, the corporation's cumulative voting provisions must be applied to elections of directors by consent, as well as at a meeting of the stockholders. Because CSC's directors must be elected by cumulative voting, the application of the 75% provision contained in Article II Section 10 of the Bylaws cannot sensibly be applied to the election of directors.

                                    Point IV

                       CSC MAY NOT SELECT THE RECORD DATE
                     FOR COMPUTER ASSOCIATES' SOLICITATIONS.

         CSC may attempt to thwart Computer Associates' efforts to remove the directors by the selection of a premature record date for the purpose of disenfranchising stockholders whose interest is to accept Computer Associates' Offer. However, the Nevada legislature has specifically removed its power to set record dates for solicitations of written consents and agent designations from the board.

          Article V Section 5(b) of the Bylaws purports to authorize the CSC board to select the record date for determining stockholders entitled to give written consents. See also id., subsection (c) (purporting to authorize the board to select the record date for determining stockholders "for any other purpose.") But the legislature specifically removed this power in Nevada Revised Statute Section 78.350, which provides only that the board may fix a record date for a "meeting" of stockholders. Indeed, prior to 1991, Section 78.350 expressly granted authority to a Nevada board to determine the record date for a solicitation of stockholder's written consents. In 1991, however, this subsection was repealed. There is no longer any such statutory grant of authority.

         In light of this legislative action, the record date for the Computer Associates' solicitation of written consents must be the date on which the first executed consent is presented to the CSC. This is the only applicable provision remaining in the Bylaws. See Article V Section 5(b). The same analysis applies to the solicitation of agent designations.

                                   Conclusion

         For the foregoing reasons, Computer Associates respectfully requests that the Court promptly declare:

         (1) Article VIII Section 1 of the Bylaws permits a vote or consent of a majority of the outstanding voting shares of CSC to amend the Bylaws;

         (2) Article II Section 7 and Article III Section 2 of the Bylaws permit Computer Associates, with the vote of two-thirds of the outstanding voting shares of CSC, to remove a sufficient number of directors to designate a majority of the board;

         (3) Computer Associates' proposal to determine the directors to be removed complies, with Article III Section 2 of the Bylaws and
                  Section 78.335 of the Nevada Revised Statutes;

         (4) Article III Section 2 of the Bylaws and Section 78.335 of the Nevada Revised Statutes permit a majority of CSC stockholders to fill vacancies left by removed directors or additional seats on the board by written consent; and

         (5) Nevada Revised Statute 78.350 does not allow CSC to set the record date for determining stockholders entitled to give written consents and agent solicitations.

Dated: February 17, 1998

                                      Respectfully submitted,
                                      SCHRECK MORRIS




                                      By:   STEVE MORRIS
                                         -------------------------------------
                                               STEVE MORRIS
                                               MATTHEW McCAUGHEY
                                               1200 Bank of America Plaza
                                               300 South Fourth Street
                                               Las Vegas, Nevada 89101
                                               (702) 382-2101


                                      HOWARD, DARBY & LEVIN
                                      C. WILLIAM PHILLIPS
                                      DANIEL M. MANDIL
                                      ADAM B. SIEGEL
                                      DAVID H. HOFFMAN
                                      1330 Avenue of the Americas
                                      New York, New York 10019
                                      (212) 841-1000

                                      Attorneys for
                                      COMPUTER ASSOCIATES INTERNATIONAL, INC.